NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES

Consolidated Financial Statements and Schedule III

December 31, 2009 and 2008

(With Report of Independent Registered Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Partners

Net Lease Strategic Assets Fund L.P.:

We have audited the accompanying consolidated balance sheets of Net Lease Strategic Assets Fund L.P. and subsidiaries (“the Partnership”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in partners’ equity, and cash flows for the years then ended.  In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule.  These consolidated financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(signed) KPMG LLP

New York, New York
February 26, 2010

NET LEASE  STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE  SHEETS
AS OF DECEMBER 31,
 (Dollars in thousands)

	2009	2008
ASSETS:
Real estate, at cost:
Buildings and improvements	$534,576	$534,182
Land and land estates	92,123	92,123
Construction in progress	2,380	—
Total real estate investments	629,079	626,305
Less accumulated depreciation and amortization	(33,053)	(15,196)
Real estate investments, net	596,026	611,109
Cash and cash equivalents	8,702	7,949
Restricted cash	1,884	1,421
Rent receivable -current	185	1,045
Rent receivable -deferred	6,228	4,461
Investment in non-consolidated entity	2,653	3,367
Deferred leasing costs, net of accumulated amortization of $318 in 2009 and $87 in 2008	1,856	2,087
Deferred loan and other costs, net of accumulated amortization of $282 in 2009 and $255 in 2008	367	546
Lease intangibles, net of accumulated amortization of $40,416 in 2009 and $18,255 in 2008	86,139	108,300
Other assets	979	1,047

	$705,019	$741,332

LIABILITIES AND EQUITY:

Liabilities:
Mortgage notes payable	$312,273	$320,898
Accrued interest payable	1,572	1,519
Accounts payable and other liabilities	3,703	1,043
Deferred revenue-below market leases, net of accumulated accretion of $4,248 in 2009 and $1,810 in 2008	9,165	11,603
Prepaid rent	1,966	2,216

Total Liabilities	328,679	337,279

Commitments and contingencies (notes 7 and 11)

Redeemable preferred equity	175,730	170,772

Partners' equity	200,610	233,281

	$705,019	$741,332

See accompanying notes to consolidated financial statements.

NET LEASE  STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,
(Dollars in thousands)

	2009	2008
Gross revenues:
Rental	$57,820	$49,861
Tenant reimbursements	822	755
Total gross revenues	58,642	50,616

Expenses applicable to revenues:
Depreciation and amortization	(38,996)	(32,499)
Property operating	(2,258)	(1,982)
General and administrative	(219)	(451)
Interest and amortization expense	(19,715)	(17,667)
Non-operating income	15	53

Loss before state and local taxes and equity in loss of non-consolidated entity	(2,531)	(1,930)

State and local taxes	(438)	(371)
Equity in loss of non-consolidated entity	(582)	(521)

Net loss	$(3,551)	$(2,822)

See accompanying notes to consolidated financial statements.

NET LEASE  STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY
YEARS ENDED DECEMBER 31,
(Dollars in thousands)

	Lexington Realty Trust	Inland American (Net Lease) Sub, LLC	Total Partners' Equity

Balance at December 31, 2007	$21,567	$122,287	$143,854

Capital contributions	17,175	97,328	114,503

Distributions	—	(12,693)	(12,693)

Net (loss) income	(28,241)	25,419	(2,822)

Increase in redeemable preferred equity	(1,434)	(8,127)	(9,561)

Balance at December 31, 2008	9,067	224,214	233,281

Capital contributions	236	1,336	1,572

Distributions	-	(19,792)	(19,792)

Net loss	(537)	(3,014)	(3,551)

Increase in redeemable preferred equity	(1,635)	(9,265)	(10,900)

Balance at December 31, 2009	$7,131	$193,479	$200,610

See accompanying notes to consolidated financial statements.

NET LEASE  STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,
(Dollars in thousands)

	2009	2008
Cash flows from operating activities:
Net loss	$(3,551)	$(2,822)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	39,175	32,744
Straight-line rents	(1,766)	(4,388)
Other non-cash charges	(997)	(761)
Equity in loss of non-consolidated entity	582	521
Change in rent receivable	860	(998)
Increase in accounts payable and other liabilities	(130)	957
Increase in accrued interest payable	53	287
Other adjustments, net	(424)	(1,182)
Net cash provided by operating activities	33,802	24,358

Cash flows from investing activities:
Investment in real estate, including intangibles	(394)	(100,693)
Net proceeds from sales of property	—	11
Leasing costs paid	—	(2,175)
Distributions from non-consolidated entity in excess of accumulated earnings	132	263
Net cash used in investing activities	(262)	(102,594)

Cash flows from financing activities:
Principal payments of mortgage notes payable	(8,625)	(3,806)
Contributions from Inland	1,336	94,328
Contributions from Lexington	236	8,301
Distributions to partners	(19,792)	(12,693)
Preferred equity distributions	(5,942)	(1,463)
Deferred finance costs	—	(366)
Net cash (used in) provided by financing activities	(32,787)	84,301

Net increase in cash and cash equivalents	753	6,065

Cash and cash equivalents, at beginning of year	7,949	1,884

Cash and cash equivalents, at end of year	$8,702	$7,949

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

(1)	Organization and Purpose

 Net Lease Strategic Assets Fund L.P. and subsidiaries (the Partnership) was formed on August 10, 2007 by The Lexington Master Limited Partnership (“the MLP”), as general partner, and Inland American (Net Lease) Sub, LLC (“Inland”), a wholly-owned subsidiary of Inland American Real Estate Trust, Inc. to invest in specialty single-tenant net leased real estate in the United States. On December 31, 2008, the MLP was merged into Lexington Realty Trust (“Lexington”) and ceased to exist for financial reporting purposes.

Lexington and Inland are currently entitled to a return on/of their respective investments as follows: (1) Inland, 9% on its common equity ($220,590 in common equity), (2) Lexington, 6.5% on its preferred equity ($162,487 in preferred equity), (3) Lexington, 9% on its common equity ($38,928 in common equity), (4) return of Lexington’s preferred equity ($162,487 in preferred equity), (5) return of Inland common equity ($220,590 in common equity), (6) return of Lexington common equity ($38,928 in common equity) and (7) any remaining cash flow is allocated 65% to Inland and 35% to Lexington as long as Lexington is the general partner; if not, allocations are 85% to Inland and 15% to Lexington. Profits and losses are allocated using the hypothetical liquidation book value method in accordance with the Partnership’s partnership agreement. The Partnership agreement can be terminated by either partner on or after March 1, 2015.

 Since December 20, 2007, Lexington has contributed interests in 19 properties and $15,258 in cash, $3,250 on behalf of Inland, to the Partnership and Inland has contributed $217,340 in cash to the Partnership. In addition, Lexington sold for cash interests in 24 properties plus a 40% interest in a property to the Partnership.  The properties were subject to approximately $339,500 in mortgage debt, which was assumed by the Partnership. After such formation transaction, Inland and Lexington owned 85% and 15%, respectively, of the Partnership’s common equity and Lexington owned 100% of the Partnership’s preferred equity.

In addition to the capital contributions described above, as of December 31, 2009, Lexington and Inland have committed to invest up to an additional approximate $22,500 and $127,500, respectively, in NLS to acquire additional specialty single-tenant net leased assets.

(2)	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation.  The Partnership’s consolidated financial statements are prepared on the accrual basis of accounting. The consolidated financial statements reflect the accounts of the Partnership and its consolidated subsidiaries. The Partnership consolidates its wholly owned subsidiaries, partnerships and joint ventures, which it controls (i) through voting rights or similar rights or (ii) by means other than voting rights if the Partnership is the primary beneficiary of a variable interest entity (“VIE”). Entities which the Partnership does not control and entities which are VIEs in which the Partnership is not the primary beneficiary are accounted for by the equity method.

Judgments and Estimates.  Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles.  These estimates and assumptions are based on management’s best estimates and judgment.  Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.  Management adjusts such estimates when facts and circumstances dictate.  The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, determination of impairment of long-lived assets and equity method investments and determination of the useful lives of long-lived assets. Actual results could differ materially from those estimates.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

 Purchase Accounting for Acquisition of Real Estate.  The fair value of the real estate acquired, which includes, if applicable, the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. As of 2009, all acquisition costs are expensed as incurred.

The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and improvements based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market lease values are recorded based on the difference between the current in-place lease rent and management’s estimate of current market rents. Below-market lease intangibles are recorded as part of deferred revenue and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationship values, is measured by the excess of (1) the purchase price paid for a property over (2) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationship values based on management’s evaluation of the specific characteristics of each tenant’s lease. The value of in-place leases are amortized to expense over the remaining non-cancelable periods and any bargain renewal periods of the respective leases. Tenant relationship values are amortized to expense over the applicable lease term plus expected renewal periods.

Depreciation is determined by the straight-line method over the remaining estimated economic useful lives of the properties. The Partnership generally depreciates buildings and building improvements over 40 years, and land estates and tenant improvements over the anticipated lease terms.

Revenue Recognition.  The Partnership recognizes revenue on a straight-line basis over the term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. Renewal options in leases with rental terms that are lower than those in the primary term are excluded from the calculation of straight line rent if the renewals are not reasonably assured. In those instances in which the Partnership funds tenant improvements and the improvements are deemed to be owned by the Partnership, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Partnership determines that the tenant allowances are lease incentives, the Partnership commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

Gains on sales of real estate are recognized if certain criteria are met. The specific timing of the sale is measured against various criteria related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met.

 Accounts Receivable.  The Partnership continuously monitors collections from its tenants and would make a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Partnership has identified.

Impairment of Real Estate.  The Partnership evaluates the carrying value of all tangible and intangible real estate assets when an event or change in circumstance has occurred that indicates its carrying value may not be recoverable. The evaluation includes estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. If such cash flows are less than the asset’s carrying value, an impairment charge is recognized to the extent by which the asset’s carrying value exceeds its estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results.

Impairment of Equity Method Investments.  The Partnership assesses whether there are indicators that the value of its equity method investments may be impaired.  An impairment charge is recognized only if the Partnership determines that a decline in the value of the investment below its carrying value is other than temporary. The assessment of impairment is highly subjective and involves the application of significant assumptions and judgments about the Partnership’s intent and ability to recover its investment given the nature and operations of the underlying investment, including the level of the Partnership’s involvement therein, among other factors. To the extent an impairment is deemed to be other-than-temporary, the loss shall be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

Income Taxes.  For income tax purposes, the Partnership is treated as a partnership and all items of income and loss are attributable to the individual partner tax returns. Accordingly, no provision for federal income taxes has been made in these consolidated financial statements. However, the Partnership is required to pay certain state and local entity level taxes which are expensed as incurred.

The Partnership implemented the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740 (“Topic 740”), Income Taxes, as of January 1, 2009. Topic 740 requires a company to recognize the tax benefits of certain tax positions only when the position is “more likely than not” to be sustained assuming examination by the revenue authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management concluded as of and for the year ended December 31, 2009 that the Partnership did not have any liabilities for any uncertain tax positions. The Partnership’s tax returns for the prior three years are subject to examination by U.S. federal and state revenue authorities. The Partnership’s policy is to report any interest and penalties as a component of general and administrative expenses.

Cash and Cash Equivalents.  The Partnership considers all highly liquid instruments with maturities of three months or less from the date of purchase to be cash equivalents.

Restricted Cash. Restricted cash is comprised primarily of cash balances held by lenders.

Deferred Charges.  Deferred charges consist primarily of debt placement and mortgage loan fees. The debt placement and mortgage loan fees are amortized using the straight-line method, which approximates the interest method, over the terms of the debt instruments.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

Preferred Equity.  The Partnership has classified Lexington’s preferred equity as temporary equity in the mezzanine section of the balance sheet in accordance with SEC Accounting Series Release No. 268 Presentation in Financial Statements of Redeemable Preferred Stocks (“ASR 268”).  The preferred equity can be redeemed (1) upon sale of certain assets, (2) in liquidation of the Partnership, or (3) in the 10th year of the Partnership by the Partnership or by Lexington.  Lexington is entitled to a redemption amount equal to the total of preferred equity contributions plus the cumulative 6.5% preferred return that has not been distributed.   As of December 31, 2009, Lexington has made preferred equity contributions of $162,487, received $7,405 as a preferred return on its preferred equity and an increase in its preferred equity since inception of $20,648. This preferred equity is carried at redemption value, which approximates estimated fair value.

Environmental Matters.  Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Although the Partnership’s tenants are primarily responsible for any environmental damage and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect to such environmental liability, the Partnership may be required to satisfy any obligations. In addition, the Partnership as the owner of such properties may be held directly liable for any such damages or claims irrespective of the provisions of any lease. As of December 31, 2009 and 2008, the Partnership was not aware of any environmental matter that could have a material impact on the Partnership’s financial position, results of operations or cash flows.

Segment Reporting.  The Partnership operates generally in one industry segment, investment in net-leased real properties.

Reclassifications. Certain amounts included in prior year’s consolidated financial statements have been reclassified to conform with the current presentation.

Fair Value Measurements. The Partnership follows the guidance in the FASB ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”) to determine the fair value of financial and nonfinancial instruments. Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible.

Recently Issued Accounting Guidance

In May 2009, the FASB issued new guidance that establishes principles and requirements for subsequent events. This guidance was effective for periods ending after June 15, 2009 and applies to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles. The adoption of the new guidance did not have a material impact on the Partnership’s financial position, results of operations or cash flows. There were no subsequent events required to be disclosed through February 26, 2010, the date through which management evaluated subsequent events and on which the consolidated financial statements were available to be issued.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

In June 2009, the FASB issue guidance related to the consolidation of VIEs. The guidance requires reporting entities to evaluate former qualified special purpose entities for consolidation, changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. The guidance is effective for periods beginning after November 15, 2009. Management has determined that the adoption of this new guidance effective January 1, 2010 will not have a material impact on the Partnership’s financial position, results of operations and cash flows.

(3)	Investments in Real Estate and Intangible Assets

During 2009, the Partnership did not acquire any properties. During 2008, Lexington contributed six properties to the Partnership, and the Partnership purchased seven properties from Lexington for cash of $95,576 and the assumption of $153,148 in non-recourse mortgage notes payable. The debt assumed by the Partnership in 2008 bears stated interest at rates ranging from 5.1% to 8.0% with a weighted-average stated rate of 6.3% and mature at various dates ranging from August 2010 to January 2021.

As of December 31, 2009 and 2008, the components of intangible assets are as follows:

Lease origination costs	$68,112
Tenant relationship values	48,749
Above-market leases	9,694
$126,555

The estimated net amortization of the above intangibles for the next five years is $20,574 in 2010, $14,766 in 2011, $11,719 in 2012, $10,632 in 2013 and $7,016 in 2014.

Below-market leases, net of accretion, which are included in deferred revenue, are $9,165 and $11,603, as of December 31, 2009 and 2008, respectively. The estimated accretion for the next five years is $2,251 in 2010, $1,009 in 2011, $446 in 2012, $446 in 2013 and $446 in 2014.

(4)	Investment in Non-Consolidated Entity

   The Partnership has a 40% interest in Lex Oklahoma City LP (“TIC”).  TIC has an interest in a property located in Oklahoma City, Oklahoma.   The property is 80.5% leased to AT&T Wireless Services, Inc. with a lease expiration of November 30, 2010.  The remaining 19.5% is leased to Jordan Associates Inc. through June 30, 2010.  As of December 31, 2009 and 2008, the Partnership’s investment in TIC was $2,653 and $3,367, respectively.

The property is subject to a first mortgage of $14,749, which bears interest at 5.24% and matures in 2015.

The following is summary historical cost basis selected balance sheet data as of December 31, 2009 and 2008 and statement of operations data for the years ended December 31, 2009 and 2008:

	As of 12/31/09	As of 12/31/08

Real estate, including intangibles, net	$14,531	$16,055

Cash and restricted cash	782	482

Mortgage payable	14,749	14,749

Partners’ equity	275	1,573

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

	Year Ended 12/31/09	Year Ended 12/31/08

Gross rental revenues	$1,778	$2,062

Interest expense	(784)	(786)

Depreciation and amortization	(1,527)	(1,522)

Other expense, net	(435)	(433)

Net loss	$(968)	$(679)

The difference between the Partnership’s purchase price for the investment and Partnership’s equity position in TIC of $2,978 is being accreted over the useful lives of TIC’s assets.  The Partnership recognized expense of $195 and $251 during 2009 and 2008, respectively, relating to this difference.

For the years ended December 31, 2009 and 2008, Lexington Realty Advisors, Inc. (LRA), an affiliate of Lexington, earned $43 and $51, respectively, in asset management fees which is included in other expenses above.

(5)	Mortgage Notes Payable

     The Partnership has mortgage notes payable outstanding of $312,273 and $320,898 at December 31, 2009 and 2008, respectively.  Interest rates ranged from 5.1% to 9.8%, with a weighted average interest rate of 6.1%.  The mortgage notes payable mature between 2010 and 2025.

    Scheduled principal amortization and balloon payments of the mortgage notes payable for the next five years and thereafter are as follows:

	Scheduled
	principal	Balloon
	amortization	payments	Total
Year ending December 31:
2010	$9,505	$7,603	$17,108
2011	10,263	46,023	56,286
2012	10,824	22,153	32,977
2013	11,238	16,640	27,878
2014	7,844	27,072	34,916
Thereafter	25,852	117,256	143,108
	$75,526	$236,747	$312,273

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

(6)	Management Agreement

    The Partnership has entered into a management agreement with LRA, whereby LRA will receive (1) a partnership management fee of 0.375% of the equity capital, as defined, (2) a property management fee of up to 3.0% of actual gross revenues from certain assets for which the landlord is obligated to provide property management services (contingent upon the recoverability under the applicable lease), and (3) an acquisition fee of 0.5% of the gross purchase price of each acquired asset by the Partnership. During 2009 and 2008, LRA earned a management fee of $1,044 and $879, respectively, of which $346 was payable as of December 31, 2009.

(7)	Leases

Lessor:

    Minimum future rental receipts under the noncancelable portion of operating leases, assuming no new or negotiated leases, for the next five years and thereafter are as follows:

Year ending December 31:
2010	$55,183
2011	53,719
2012	50,245
2013	47,676
2014	41,126
Thereafter	145,703
$393,652

The above minimum lease payments do not include reimbursements to be received from tenants for certain operating expenses and real estate taxes and do not include early termination payments provided for in certain leases.

Certain leases allow for the tenant to terminate the lease if the property is deemed obsolete, as defined, but must make a termination payment to the Partnership, as stipulated in the lease. In addition, certain leases provide the tenant with the right to purchase the leased property at fair market value or a stipulated price.

Lessee:

The Partnership holds leasehold interests in various properties. Generally the ground rents on these properties are either paid directly by the tenants to the fee holder or reimbursed to the Partnership as additional rent.

Minimum future rental payments under non-cancellable leasehold interests, excluding lease payments in the future that are based upon fair market value for the next five years and thereafter are as follows:

Year ending December 31:
2010	$205
2011	187
2012	186
2013	273
2014	273
Thereafter	3,611
$4,735

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Dollars in thousands)

Rent expense for the leasehold interests was $282 and $209 in 2009 and 2008, respectively.

(8)	Concentration of Risk

The Partnership seeks to reduce its operating and leasing risks through diversification achieved by the geographical distribution of its properties, avoiding dependency on a single property and the credit worthiness of its tenants.

For the years ended December 31, 2009 and 2008, T Mobile USA, Inc., guarantor of leases at five properties represented $6,725 and $6,660, respectively, or 11% and 13%, respectively, of total gross revenues.

Cash and cash equivalent balances exceed insurable amounts at times.  The Partnership believes it mitigates this risk by investing in or through major financial institutions.

(9)	Related Party Transactions

    In addition to related party transactions discussed elsewhere in these consolidated financial statements, Lexington and Inland are also affiliates in another co-investment program, Concord Debt Holdings, LLC.

    Included in other assets as of December 31, 2008 is approximately $29 of receivables, which are collections made by Lexington on the Partnership’s behalf net of operating expenses.

(10)	Fair Value of Financial Instruments

Cash Equivalents, Restricted Cash, Accounts Receivable and Accounts Payable.  The Partnership estimates that the fair value approximates carrying value due to the relatively short-term nature of these instruments.

Mortgage Notes Payable.  The Partnership determines the fair value of these instruments based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, the Partnership has determined that the fair value of these instruments approximates $258,717 and $285,380 as of December 31, 2009 and 2008, respectively.  The Partnership has applied fair value guidance to evaluate the fair value of these instruments at December 31, 2009 and 2008.

(11)	Commitments and Contingencies

    The Partnership is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties.

(12)	Supplemental Disclosure of Statement of Cash Flow Information

During 2009 and 2008, the Partnership paid $19,483 and $17,887, respectively, for interest and $421 and $266, respectively, for state and local taxes.

The Partnership has accrued $2,380 and $0 of construction in progress costs as of December 31, 2009 and 2008, respectively.

During 2008, Lexington contributed six properties to the Partnership in exchange for a preferred and common equity position. The contributed properties had an agreed upon value of $115,513 in real estate, $26,703 in intangibles, $4,995 in below market leases and $498 in other assets and liabilities, net.

In connection with the contribution and sales of properties from Lexington in 2008, the Partnership assumed $153,148 in non-recourse mortgage notes payable.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000)

City	State	Property Type	Encumbrances	Land Improvements and Land Estates	Buildings and Improvements (1)	Total	Accumulated Depreciation and Amortization	Date Acquired	Date Constructed	Useful life computing depreciation in latest income statements (years)

Oklahoma City	OK	Retail	$0	$2,218	$2,309	$4,527	$115	Dec- 07	1991	40
Kingport	TN	Office	0	342	3,347	3,689	172	Dec- 07	1981	40
Knoxville	TN	Office	4,851	1,362	9,591	10,953	582	Dec- 07	2002	40
Plymouth	IN	Industrial	6,420	422	7,070	7,492	406	Dec- 07	2000/2003	40
Erwin	NY	Industrial	8,904	1,449	10,868	12,317	613	Dec- 07	2006	40
Tucson	AZ	Office	2,136	1,259	5,422	6,681	296	Dec- 07	1988	13-40
Des Moines	IA	Office	22,761	3,026	30,616	33,642	1,624	Dec- 07	2002	40
Pine Bluff	AR	Office	0	521	2,365	2,886	144	Dec- 07	1980	40
McDonough	GA	Office	12,462	2,800	12,495	15,295	881	Dec- 07	1999	40
Eau Claire	WI	Industrial	0	563	8,416	8,979	429	Dec- 07	1993	40
Livonia	MI	Office	9,672	1,207	8,565	9,772	595	Dec- 07	1987	40
Livonia	MI	R&D	0	1,405	10,666	12,071	750	Dec- 07	1987	40
McDonough	GA	Office	0	1,535	9,949	11,484	590	Dec- 07	2007	40
Ft. Collins	CO	Retail	0	924	2,558	3,482	133	Dec- 07	1982	40
Woodlands	TX	Office	7,500	1,085	8,519	9,604	449	Dec- 07	2004	40
Bremerton	WA	Office	6,274	3,223	10,441	13,664	597	Dec- 07	2001	40
Temple	TX	Office	8,489	1,253	16,328	17,581	958	Dec- 07	2001	40
Pascagoula	MS	Office	0	1,276	3,958	5,234	316	Dec- 07	1995	40
Chester	SC	Industrial	12,108	860	26,806	27,666	1,349	Dec- 07	2001/2005	40
Minneapolis	MN	Industrial	0	2,374	4,819	7,193	244	Dec- 07	2003	40
Tomball	TX	Retail	9,067	1,292	11,031	12,323	633	Dec- 07	2005	40
Franklin	NC	Industrial	1,143	1,346	3,125	4,471	169	Dec- 07	1996	40
Lavonia	GA	Industrial	9,288	1,318	11,452	12,770	608	Dec- 07	2005	40
Meridian	ID	Office	9,721	2,853	13,936	16,789	792	Dec- 07	2004	40
Lenexa	KS	Office	9,819	2,222	14,765	16,987	867	Dec- 07	2004	40
Oakland	ME	Office	9,931	1,337	7,548	8,885	524	Dec- 07	2005	40
Redmond	OR	Office	9,290	4,642	15,087	19,729	831	Dec- 07	2004	40
Mission	TX	Office	6,051	1,136	10,663	11,799	632	Dec- 07	2002	40
Jacksonville	FL	Industrial	0	1,549	5,060	6,609	275	Dec- 07	1958/1969	40
Allentown	PA	Office	0	1,953	7,311	9,264	385	Dec- 07	1980	40
Tempe	AZ	Office	12,921	2,766	17,918	20,684	1,463	Mar- 08	2002	40
Houston	TX	Office	5,670	753	6,899	7,652	491	Mar- 08	1981/1999	40
Kalamazoo	MI	Industrial	16,733	736	9,312	10,048	1,133	Mar- 08	1999	40
Allen	TX	Office	30,582	5,740	28,522	34,262	3,037	Mar- 08	1981/1983	40
Glendale	AZ	R&D	13,654	11,358	22,803	34,161	1,713	Mar- 08	1985	40
Foxboro	MA	Office	9,601	3,490	26,912	30,402	2,037	Mar- 08	1965/1988	40
Arlington	TX	Office	20,234	3,922	22,140	26,062	1,781	Mar- 08	2003	40
Sugar Land	TX	Office	9,441	952	10,659	11,611	618	Mar- 08	2005	40
Marshall	MI	Industrial	0	257	25,202	25,459	438	Mar- 08	1968/1972/2008	20-40
Tampa	FL	Office	7,694	3,638	12,758	16,396	592	Mar- 08	1986	15-40
Franklin	TN	Industrial	0	939	10,816	11,755	471	Mar- 08	1970	40
Woodlands	TX	Office	19,856	6,257	32,721	38,978	1,463	May- 08	1992	40
Garland	TX	Industrial	0	2,563	15,208	17,771	857	May- 08	1980	40
			$312,273	$92,123	$536,956	$629,079	$33,053

(1) Includes construction in progress.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000) - Continued

(A) The initial cost includes the purchase price paid by the Partnership and acquisition fees and expenses. The total cost basis of the Partnership’s properties at December 31, 2009 for federal income tax purposes was approximately $652 million.

	2009	2008

Reconciliation of real estate owned:

Balance at the beginning of year	$626,305	$343,370

Reclassifications	—	137

Additions during year	2,774	282,811

Properties sold during year	—	(13)

Balance at end of year	$629,079	$626,305

Balance at the beginning of year	$15,196	$—

Depreciation and amortization expense	17,857	15,196

Balance at end of year	$33,053	$15,196